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EXHIBIT 99.1

                        ADDITION OF AN AFFILIATED COMPANY

1.   Company to be affiliated of
     - Company Name : POSCO JAPAN CO., LTD
     - Equity Capital (KRW) : 46,281 Million
     - Assets (KRW) : 46,281 Million
     - Major business : - Sales & Import/Export of Steel Products
                        - Lease & Management of Real Estate
                        - Sales & Import/Export of Machinery & Facilities for
                          the Steel Plant

2.   Acquisition Cost (KRW) : 46,281 Million
     - Total Number of acquired Shares : 88,038
     - Equity ownership after Acquisition: 100%

3.   Name of company group: POSCO

4.   Total number of affiliated companies:
     - Before additional affiliation : 43
     - After additional affiliation : 44

5.   Total assets of affiliated companies:
     - Before additional affiliation (KRW) : 24,357,002 Million
     - After additional affiliation (KRW) : 24,403,283 Million


- Total number of affiliated companies and Total assets of affiliated companies are based on consolidated data as of December 31, 2003

- Translated Exchange rate is based on the basic rate of KRW to JPY in effect on August 4, 2004

- The total number of affiliated companies and total assets of affiliated companies will be revised after scrutinization.